Exhibit 99.1

Jupai Reports Second Quarter 2015 Results

SHANGHAI, CHINA —August 27, 2015 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2015.

SECOND QUARTER AND FIRST HALF 2015 FINANCIAL HIGHLIGHTS

•                                      Net revenues in the second quarter of 2015 were US$16.8 million, an 85.9% increase from the corresponding period in 2014. For the first half of 2015, net revenues were US$30.7 million, an increase of 79.3% from US$17.1 million for the same period in 2014.

(US$‘000, except percentages)	Q2 2014	Q2 2014%	Q2 2015	Q2 2015%	YoY Change
One-time commissions	8,718	96.5%	9,609	57.2%	10.2%
Recurring management fee	118	1.3%	3,745	22.3%	3060.8%
Recurring service fees	200	2.2%	3,441	20.5%	1627.6%

Total net revenues	9,036	100.0%	16,795	100.0%	85.9%

(US$ ‘000, except percentages)	H1 2014	H1 2014%	H1 2015	H1 2015%	YoY Change
One-time commissions	16,614	96.9%	19,584	63.7%	17.9%
Recurring management fee	280	1.6%	6,504	21.2%	2220.1%
Recurring service fees	253	1.5%	4,650	15.1%	1735.5%

Total net revenues	17,147	100.0%	30,738	100.0%	79.3%

•                                      Income from operations in the second quarter of 2015 was US$7.2 million, a 40.5% increase from the corresponding period in 2014. For the first half of 2015, income from operations was US$13.6 million, an increase of 48.3% from US$9.2 million for the same period in 2014.

•                                      Net income attributable to Jupai shareholders in the second quarter of 2015 was US$6.0 million, a 50.8% increase from the corresponding period in 2014. For the first half of 2015, net income attributable to Jupai shareholders was US$10.9 million, an increase of 50.6% from US$7.3 million for the same period in 2014.

•                                      On a pro forma condensed basis, giving effect to Jupai’s acquisition of Scepter Pacific Limited (“Scepter”), which operated the business of E-House Capital, as if it had been completed on January 1, 2015, total net revenues and net income attributable to Jupai shareholders would have been US$35.7 million and US$11.6 million, respectively, for the first six months of 2015, and US$20.5 million and US$6.6 million, respectively, for the second quarter of 2015. On a pro forma condensed basis, selling expenses would have additionally included amortization of intangible assets resulting from business acquisitions which amounted toUS$1.2 million for the first six months of 2015 and US$0.6 million for the second quarter of 2015.

SECOND QUARTER AND FIRST HALF 2015 OPERATIONAL UPDATES

•                                      Total number of active clients1 during the second quarter of 2015 was 2,250, a 236.8% increase from the corresponding period in 2014.

•                                      Aggregate value of wealth management products distributed by the Company during the second quarter of 2015 was US$1,051million, a 145.6% increase from the corresponding period in 2014.

	Three months ended
Product type	June 30, 2014		June 30, 2015
	(USD in millions, except percentages)
Fixed income products	399	93%	358	34%
Private equity products	28	6%	226	21%
Secondary market equity fund products	1	1%	446	43%
Other products	—	0%	21	2%

All products	428	100%	1,051	100%

•                                      Jupai’s coverage network as of June 30, 2015 included 42 client centers covering 23 cities, up from 32 and 21client centers covering 18 and 13 cities, respectively as of March 31, 2015 and June 30, 2014.

•                                      Total assets under management2 as of June 30, 2015 were US$840 million, a 618% increase from June 30, 2014 and a 100% increase from March 31, 2015.Pro forma amount of assets under management as of June 30, 2015 would be approximately US$1,243million upon completion of the Company’s acquisition of Scepter, representing an increase of US$403million.

“We are pleased to report strong results for the second quarter of 2015 with solid revenue and profit growth,” said Mr. Jianda Ni, Jupai’s co-chairman of the board and chief executive officer. “Jupai’s successful IPO in July on the New York Stock Exchange is an important milestone that will enhance our brand image, deepen client trust and add to our strong cash balance and liquidity position. The acquisition of E-House Capital, the former asset management business unit of E-House (China) Holdings Limited (NYSE: EJ), completed simultaneously with our IPO, substantially expands Jupai’s asset management services and strengthens our direct investment capabilities in private equity products. We believe this acquisition lays a solid foundation for the future growth of our integrated wealth management advisory and asset management platform.”

Mr. Ni continued, “The increased volatility in China’s equity markets since June this year has been a wake-up call for Chinese investors, including high-net-worth individuals, who increasingly appreciate the value of professional wealth management advice. As a leader in China’s wealth management services industry, Jupai is well-positioned to take advantage of this new trend. The aggregate value of wealth management products distributed by Jupai reached a historical peak in July. Looking to the second half of 2015, Jupai’s leading real estate expertise and resources allow us to provide a wide range of high-quality real estate-related fixed income investment products which we are confident that China’s high-net-worth investors will increasingly find attractive. While focusing on our core businesses, Jupai continues to explore new growth areas and we look forward to commencing our overseas business with the establishment of our Hong Kong subsidiary.”

Mr. Tianxiang Hu, Juapi’s co-chairman and executive chairman of the board commented, “In August 2015, Jupai entered China’s growing Internet finance industry through our investment in “Jubaopen”, a P2P Internet finance company that connects potential borrowers with investors through offline storefronts and its online asset allocation platform. We aim to take advantage of further opportunities to broaden our presence in this fast-growing sector while addressing the ever-evolving wealth management needs of our clients.”

Ms. Min Liu, Jupai’s chief financial officer, said, “In the second quarter, Jupai’s business continued to develop rapidly with strong revenue and bottom-line growth year over year. Driven by the industry leading productivity of Jupai’s wealth management advisors, we are pleased to see a healthy increase in both the number of active clients and investment value per client in the second quarter.”

(1)             “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

2 “assets under management” by Jupai or E-House Capital refers to the amount of capital contributions made by the investors to the fund without adjustment for any gain or loss from investment

SECOND QUARTERAND FIRST HALF 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2015 were US$16.8 million, an 85.9% increase from the corresponding period in 2014, primarily due to increases in recurring service fees and recurring management fees.Net revenues were US$30.7 million for the first half of 2015, an increase of 79.3% from US$17.1 million for the same period in 2014.

•                                          Net revenues from one-time commissions for the second quarter of 2015 were US$9.6 million, a 10.2% increase from the corresponding period in 2014, primarily as a result of an increase in the number of active clients as the Company opened new client centers and expanded existing ones. For the first half of 2015, net revenues from one-time commissions were US$19.6 million, an increase of 17.9% from US$16.6 million for the same period in 2014.

•                                          Net revenues from recurring management fees for the second quarter of 2015 were US$3.7 million, a significant increase from the corresponding period in 2014, primarily attributable to the increase in the amount of assets under management and the amount of carried interest the Company recognized in the three months ended June 30, 2015 as compared with the same period in 2014. Nil and US$1.3 million carried interest was recognized as part of Jupai’s recurring management fees in the three months ended June 30, 2014 and 2015, respectively. For the first half of 2015, net revenues from recurring management fees were US$6.5 million, as compared toUS$0.3 million for the same period in 2014. US$2.6 million and nil carried interest was recognized as part of Jupai’s recurring management fees for the first half of 2015 and the same period in 2014, respectively.

•                                          Net revenues from recurring service fees for the second quarter of 2015 were US$3.4 million, a significant increase fromUS$1.2 million for the corresponding period in 2014, primarily because the Company provided ongoing services to providers of more products and recognized variable performance fees in the three months ended June 30, 2015. The Company did not recognize variable performance fees in the same period in 2014.For the first half of 2015, net revenues from recurring service fees were US$4.6 million, a significant increase from US$0.3 million for the same period in 2014.

Operating costs and expenses

Operating costs and expenses for the second quarter of 2015 were US$9.6 million, a significant increase fromUS$3.9 million for the corresponding period in 2014.For the first half of 2015, operating costs and expenses were US$17.1 million, a significant increase from US$7.9 million for the same period in 2014.

•                                          Cost of revenues for the second quarter of 2015 wasUS$5.2 million, a significant increase from US$2.4 million for the corresponding period of 2014, primarily due to a combination of an increase in the number of wealth management advisors and client managers and the average compensation paid to them. For the first half of 2015, cost of revenues was US$8.8 million, an increase of 101.5% from US$4.4 million for the same period in 2014.

•                                          Selling expenses for the second quarter of 2015 were US$1.9 million, a 65.2% increase from the corresponding period in 2014, primarily due to increased marketing, advertising and brand promotion expenses. For the first half of 2015, selling expenses were US$4.1 million, an increase of 80.5% from US$2.2 million for the same period in 2014.

•                                          G&A expenses for the second quarter of 2015 were US$2.9 million, an88.7% increase from the corresponding period in 2014.This increase was primarily due to increased compensation paid to managerial and administrative personnel as well as increased rental and office supply expenses. For the first half of 2015, G&A expenses wereUS$4.8 million, an increase of 74.1% from US$2.8 million for the same period in 2014.

•                                          Other operating income - Government subsidies. The Company received US$0.5millionin government subsidies in the second quarter of 2015, compared to US$1.2 million in the corresponding period in 2014, due to changes in government subsidy policies. For the first half of 2015, other operating income was US$0.5 million, a decrease of 61.9% from US$1.4 million for the same period in 2014.

Operating margin for the second quarter of 2015 was 42.9%, compared to 56.7% for the corresponding period in 2014. The decrease was mainly because of increased compensation costs and decreased government subsidies compared with the corresponding period in 2014.For the first half of 2015, operating margin was 44.4%, compared to 53.7% for the corresponding period in 2014.

Income tax expenses for the second quarter of 2015 were US$2.2 million, a 60.5% increase from the corresponding period in 2014. The increase was primarily due to an increase in taxable income. For the first half of 2015, income tax expenses were US$4.2 million, an increase of 67.0% from US$2.5 million for the same period in 2014.

Net income attributable to Jupai shareholders for the second quarter of 2015 was US$6.0 million, a 50.8% increase from the corresponding period in 2014. For the first half of 2015, net income attributable to Jupai shareholders was US$10.9 million, an increase of 50.6% from US$7.3 million for the same period in 2014.

Net margin for the second quarter of 2015 was 40.4%, as compared to 44.5% for the corresponding period in 2014. For the first half of 2015, net margin was 39.4%, compared to 42.6% for the corresponding period in 2014.

Net income per basic and diluted ADS for the second quarter of 2015 wasUS$0.31 and US$0.30, respectively, as compared to US$0.25 and US$0.24, respectively, for the corresponding period in 2014. For the first half of 2015, net income per basic and diluted ADS was US$0.56 and US$0.54, respectively, as compared to US$0.42 and US$0.44, respectively, for the same period in 2014.

Balance Sheet and Cash Flow

As of June 30, 2015, the Company had US$41.2 million in cash and cash equivalents, compared to US$31.6 million as of December 31, 2014.

Cash inflow from the Company’s operating activities during the second quarter of 2015 was US$10.2 million.

Cash outflow from the Company’s investing activities during the second quarter of 2015 was US$0.3 million.

There was no cash flow from the Company’s financing activities in the second quarter of 2015.

Recent Developments

On July 16, 2015, Jupai listed its American depositary shares (“ADSs”), each representing six ordinary shares, on the NYSE in an initial public offering (the “IPO”). On August 18, 2015, the underwriters exercised their option to purchase an additional 595,000 ADSs. As a result, Jupai issued a total of 5,895,000 ADSs at US$10.00 per ADS in connection with its IPO and received net proceeds of approximately US$45.1 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, Jupai issued 32,481,552 new ordinary shares as consideration for the acquisition of Scepter.

Business Outlook

The Company estimates that its revenues for the third quarter of 2015 will be in the range of US$21 million to US$23 million, an increase of 105.9% to 125.5% compared to the same quarter in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on August 27, 2015 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is: 3635979

A replay of the conference call may be accessed by phone at the following numbers until, September 3, 2015:

U.S./International:	+1-866-846-0868
Hong Kong:	800-966-697
Mainland China:	400-184-2240
Passcode:	3635979

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the result of the integration of E-House Capital into the Company; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Michelle Yuan
Deputy CFO & Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 6859 5055
Email: michelle.yuan@jpinvestment.cn

Philip Lisio
The Foote Group
Phone: +86 (21) 6230 5097
Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars)

	As of
	December 31, 2014	June 30, 2015
	$	$
Assets
Current assets:
Cash and cash equivalents	31,557,233	41,214,332
Short-term investments	10,661,372	13,798,740
Short-term entrusted investments	2,215,083	1,770,880
Accounts receivable	793,037	2,284,239
Other receivables	2,121,264	2,593,655
Amounts due from related parties	2,389,925	3,257,389
Customer borrowings	549,856	—
Deferred tax assets — current	2,595,112	2,597,404
Other current assets	656,838	4,980,087

Total current assets	53,539,720	72,496,726
Long-term investments	8,727,495	5,141,408
Long-term entrusted investments	1,068,496	69,079
Investment in affiliates	2,284,687	7,899,447
Property and equipment, net	1,359,615	1,832,213
Long-term prepayment	212,453	—
Deferred tax assets — non-current	121,397	121,505

Total Assets	67,313,863	87,560,378

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	2,247,414	2,629,233
Income tax payable	4,800,181	5,189,827
Other tax payable	1,596,511	2,106,367
Deferred revenue from related parties	5,287,903	6,085,073
Deferred revenues	3,462,149	4,307,575
Other current liabilities	2,070,081	5,467,030

Total current liabilities	19,464,239	25,785,105
Deferred revenue — non-current from related parties	131,855	1,185,643
Deferred revenue — non-current	353,739	311,837
Non-current uncertain tax position liabilities	785,372	832,402

Total Liabilities	20,735,205	28,114,987
Mezzanine Equity	38,294,634	38,294,634
Equity	8,284,024	21,150,757

Total Liabilities, Mezzanine Equity and Total Shareholders’ Equity	67,313,863	87,560,378

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	$	$	$	$
Revenues
Third party revenues	8,969,518	6,198,509	16,938,772	11,615,003
Related party revenues	119,281	10,716,363	281,544	19,331,926
Total revenues	9,088,799	16,914,872	17,220,316	30,946,929
Business taxes and related surcharges	(52,635)	(119,676)	(72,953)	(208,624)

Net revenues	9,036,164	16,795,196	17,147,363	30,738,305

Operating costs and expenses:
Cost of revenues	(2,419,281)	(5,234,630)	(4,358,673)	(8,781,175)
Selling expenses	(1,157,605)	(1,912,099)	(2,247,093)	(4,054,944)
General and administrative expenses	(1,559,173)	(2,942,225)	(2,754,849)	(4,795,414)
Other operating income — government subsidy	1,223,503	490,591	1,412,881	538,660

Total operating cost and expenses	(3,912,556)	(9,598,363)	(7,947,734)	(17,092,873)

Income from operations	5,123,608	7,196,833	9,199,629	13,645,432

Interest income	12,299	349,934	16,114	358,209
Investment income	262,996	847,739	605,455	1,898,529
Interest expense	(13,131)	—	(14,920)	—

Total other income	262,164	1,197,673	606,649	2,256,738

Income before taxes and loss from equity in affiliates	5,385,772	8,394,506	9,806,278	15,902,170
Income tax expense	(1,367,658)	(2,195,751)	(2,503,911)	(4,182,355)
Income from equity in affiliates	—	580,759	—	388,153

Net income	4,018,114	6,779,514	7,302,367	12,107,968
Net income attributable to non-controlling interests	(15,922)	(746,046)	(45,300)	(1,176,619)

Net income attributable to Jupai shareholders	4,002,192	6,033,468	7,257,067	10,931,349

Net income per ADS:	0. 25	0.31	0.44	0.56
Basic	0.25	0.30	0.44	0.54
Diluted
Weighted average number of shares used in computation:
Basic	94,432,981	61,244,980	94,432,981	61,244,980
Diluted	107,000,377	66,244,550	107,000,377	65,129,250
Pro forma net income per ADS:	0.25	0.31	0.44	0.56
Basic	0.24	0.30	0.44	0.54
Diluted
Weighted average number of shares used in computation:
Basic	94,432,981	117,135,207	94,432,981	117,135,207
Diluted	107,000,377	122,134,777	107,000,377	121,019,477

[1]     Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents sixordinary shares.

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
	$	$	$	$
Net income	4,018,114	6,779,514	7,302,367	12,107,968
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment	101,257	197,077	165,886	233,593
Disposal of available-for-sale investment	—	—	—	(43,288)
Change in cumulative foreign currency translation adjustment	11,637	(46,994)	(218,602)	(153,801)
Other comprehensive income(loss)	112,894	150,083	(52,716)	36,504

Comprehensive income	4,131,008	6,929,597	7,249,651	12,144,472
Less: Comprehensive income attributable to non-controlling interests	19,966	745,646	44,553	1,167,770

Comprehensive income attributable to Jupai shareholders	4,111,042	6,183,951	7,205,098	10,976,702

JUPAI HOLDINGS LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 3, 2015, the Company reached a definitive agreement (‘‘Definitive Agreement’’) with E-House Investment and Reckon Capital Limited to acquire Scepter upon closing of IPO. According to the Definitive Agreement, the Company will enter into final binding transaction documents to acquire all issued and outstanding ordinary shares of Scepter, with a consideration of newly issued ordinary shares of the Company, representing 20% of the total equity interests in the Company on a fully diluted basis (without giving effect to the shares issued in the IPO) after giving effect to (a) ordinary shares issued as consideration for the acquisition of Scepter, (b) ordinary shares issued for the conversion of Series A and Series B convertible redeemable preferred shares upon the IPO, and (c) any of the Company’s ordinary shares issued upon exercise of options outstanding as of the closing of the IPO. The consummation of the IPO is a condition to the closing of the transaction with Scepter. The acquisition was completed upon the Company’s IPO on July 16, 2015.

Upon closing of the acquisition transactions (the ‘‘Closing’’), the Company replaced all outstanding options and other equity incentives granted under the existing share incentive plan of Scepter with options to acquire the Company’s ordinary shares with the terms and conditions to exercise unchanged. However, these options are not considered as the Company’s options described in (c) above.

The accompanying unaudited pro forma condensed combined balance sheet combines the unaudited condensed consolidated balance sheets of the Company and of Scepter as of June 30, 2015, and gives effect to the following transactions as if such transactions occurred on June 30, 2015: (a) the acquisition of Scepter’s equity interest by the Company, (b) the automatic conversion of all of the Company’s convertible redeemable preferred shares (on a one-for-one basis) that are issued and outstanding into ordinary shares, and (c) the sale of ordinary shares in the form of ADSs by the Company in the IPO at an initial public offering price of US$ 10 per ADS, after deducting the underwriting discounts and commissions and offering expenses payable by the Company, assuming the underwriters do not exercise the option to purchase additional ADSs.

The accompanying unaudited pro forma condensed combined statement of operations present the results of operations of the Company combined with the statement of operations of Scepter for the six months period ended June 30, 2015, giving effect to this acquisition as if it had occurred on January 1, 2015.

The unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with, the respective historical consolidated financial statements and the notes thereto of the Company, and Scepter. The pro forma adjustments are preliminary and based on management’s estimates.

The unaudited pro forma condensed combined balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2015

(In thousands of U.S. dollars, except share data and per share data)

	Jupai	Scepter	Pro forma adjustment	Notes	Pro forma results
ASSETS
Current assets:
Cash and cash equivalents	41,214	5,985	39,079	[J] [L]	86,278
Short-term investments	13,799	—			13,799
Short-term entrusted investments	1,771	—			1,771
Accounts receivable	2,284	81			2,365
Other receivables	2,594	—			2,594
Amounts due from related parties	3,257	1,631			4,888
Deferred tax assets — current	2,597	469			3,066
Other current assets	4,981	348	2	[J]	5,331
Total current assets	72,497	8,514			120,092
Non-current assets:
Long-term investments	5,141	—			5,141
Long-term entrusted investments	69	—			69
Investment in affiliates	7,900	4,873	(1,252)	[J]	11,521
Goodwill	—	—	39,104	[A]	39,104
Intangible Assets	—	—	9,703	[A]	9,703
Property and equipment, net	1,832	66			1,898
Long-term prepayment	—				—
Deferred tax assets — non-current	122	162			284
Total assets	87,561	13,615			187,812

LIABILITIES AND EQUITY
Current liabilities:
Accrued payroll and welfare expenses	2,629	80			2,709
Income tax payable	5,190	2,048	109	[J]	7,347
Other tax payable	2,106	129			2,235
Deferred tax liabilities	—	—	2,426	[A]	2,426
Dividend payable	—	1,219			1,219
Amounts due to related parties	6,085	1,208			7,293
Deferred revenues	4,308	—			4,308
Other current liabilities	5,467	119	87	[G]	5,673
Total current liabilities:	25,785	4,803			33,210
Deferred revenue from related parties — non-current	1,186	—			1,186
Deferred revenue — non current	312	—			312
Other non-current liabilities	832	—			832
Total liabilities	28,115	4,803			35,540

Mezzanine Equity
Series A convertible redeemable preferred shares	1,500	—	(1,500)	[K]	—
Series B convertible redeemable preferred shares	36,795	—	(36,795)	[K]	—

Equity
Ordinary shares	31	1	56	[B], [C] ,[K], [L]	88
Additional paid-in capital	7,688	6,698	124,436	[B], [C], [H] [K], [L]	138,822
Retained earnings (Accumulated deficit)	11,085	1,947	(2,017)	[C], [G], [J]	11,015
Accumulated other comprehensive income	620	166	(166)	[C]	620
Total Jupai shareholders’ equity	19,424	8,812			150,545
Non-controlling interests	1,727	—			1,727
Total equity	21,151	8,812			152,272
TOTAL LIABILITIES , MEZZANINE EQUITY, AND EQUITY	87,561	13,615			187,812

Jupai Holdings Limited

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2015

(In thousands of U.S. dollars, except share data and per share data)

	Jupai	Scepter	Pro Forma Adjustments	Notes	Pro Forma results
Third party revenues	11,536	46	—		11,582
Related party revenues	19,202	2,959	1,935	[J]	24,096
Total net revenues	30,738	3,005	1,935		35,678
Cost of revenues	(8,781)	(408)	(981)	[J]	(10,170)
Selling expense	(4,055)	—	(1,213)	[D]	(5,268)
General and administrative expenses	(4,795)	(1,035)	(126)	[I], [J]	(5,956)
Other operating income-government subsidies	539	46	2	[J]	587
Income from operations	13,646	1,608	(383)		14,871
Interest income	358	17	2	[J]	377
Investment income	1,899	—	—		1,899
Other (expense) income	—	(1)	—		(1)
Income before taxes and loss from equity in affiliates	15,903	1,624	(381)		17,146
Income tax expense	(4,182)	(417)	303	[E]	(4,296)
Profit (Loss) from equity in affiliates	388	—	(956)	[J]	(568)
Net income	12,109	1,207	(1,034)		12,282
Net profit attribute to non-controlling interests	1,177	(290)	—		887
Net income attributable to Shareholders	10,932	1,497	(1,034)		11,395
Net income per share:
Basic	0.09				0.08
Diluted	0.09				0.08
Weighted average number of shares used in computation:
Basic	61,244,980		32,481,552	[F]	93,726,532
Diluted	65,129,250		32,481,552	[F]	97,610,802

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1.         Basis of Pro Forma Presentation

The Company believes that acquiring Scepter represents a significant business combination in accordance with Rule 3-05 of Regulation S-X. For purposes of the unaudited pro forma condensed combined consolidated financial statements presented herein, the Company has (i) assumed that the fair value of all assets and liabilities as of June 30, 2015 other than identifiable intangible assets and goodwill, will approximate the carrying value of those assets and liabilities as of the closing date of this offering, (ii) has performed a valuation of Scepter’s identifiable intangible assets as of June 30, 2015 and assumed that such values will approximate the fair value of those assets as of the closing date of this offering, and (iii) has computed the value of goodwill based on a total purchase price computed using, among other things, an initial public offering price of US$10.00 per ADS, the initial public offering price, after deducting the assets and liabilities identified in (i) and (ii) above.

The total purchase price of US$55,096,232 consisted of the following:

Fair value of subscription shares	54,117,974
Replacement of Scepter options	978,258
Total purchase price	55,096,232

Based on these assumptions, the purchase price has been allocated as follows:

	Amount		Amortization period
Total tangible assets and liability acquired	US$	11,952,770
Intangible assets acquired:
Customer Contracts	9,702,600		3.5 years
Goodwill	35,866,512
Deferred tax liabilities	(2,425,650)
	US$	55,096,232

2.         Pro Forma Adjustments

The Company’s unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments on the unaudited financial statements:

Note [A]: To record the fair value of intangible assets, and associated deferred tax liability, and the amount of goodwill recognized upon the acquisition of Scepter, as described in Note 1. The identified intangible asset (i.e. customer contracts) represents the investment management contracts and consultation contracts signed between Scepter and its clients. The intangible asset is amortized using a straight-line method during the weighted average contract term of the customer contracts.

Note [B]: To record the US$54,135,920 value of the 32,481,552 ordinary shares to be issued by the Company for the acquisition of Scepter. The number of ordinary shares to be issued is determined based on 20% of total number of ordinary shares outstanding on a fully diluted basis taking into consideration of the ordinary shares to be issued for the acquisition. The number of ordinary shares and options outstanding consisted of (1) 61,244,980 ordinary shares as of June 30, 2015, (2) ordinary shares issuable upon conversion of 4,216,867 series A convertible redeemable preferred shares and 51,673,360 series B convertible redeemable preferred shares on a 1:1 ratio, (3) 12,791,000 options granted by the Company outstanding as of June 30, 2015. For the new issuance, the par value of ordinary shares increased by US$16,241 based on a par value of US$0.0005 per share. The difference between the value of the shares over the par value of US$54,119,679 has been recorded as additional paid in capital.

Note [C]: To eliminate the historical retained earnings, ordinary shares, additional paid-in-capital and accumulated other comprehensive income of Scepter.

Note [D]: To record the amortization of identifiable intangible assets related to the acquisition of Scepter. The valuation of actual tangible and intangible assets to be acquired is subject to change based on a number of factors, including, among others, the changes to Scepter Pacific Limited’s business and the ultimate value of the Company’s shares issued in the transaction. As such, the amounts included herein and the estimated useful lives are subject to change.

Note [E]: To record Jupai Holdings Limited’s income tax benefits related to the pro forma amortization of the intangible assets.

Note [F]: To reflect the issuance of 32,481,552 ordinary shares, based on the total number of ordinary shares and options outstanding as described in Note [B] above, to effect the closing of the transactions.

Note [G]: To record direct, incremental costs of the probable acquisition which are not yet reflected in the historical financial statements of US$85,200. These costs are not recurring and will not have continuing impact, and thus are not reflected in the condensed consolidated combined statements of operations.

Note [H]: To record an increase in additional paid-in-capital of US$978,258 representing the portion of Scepter’s replaced stock options attributable to pre-acquisition services that constituted part of the purchase price. The valuation of replaced stock options is subject to change based on a number of factors, including, among others, the changes to Scepter’s business. As such, the amounts included herein are subject to change.

Note [I]: To record an increase in share-based compensation expense of US$1,056,984for the six months period ended June 30, 2015, for the replacement awards allocated to post-acquisition services. The valuation of replaced stock options is subject to change based on a number of factors, including, among others, the changes to Scepter’s business and the ultimate value of the Company’s ordinary shares issued in the transaction. As such, the amounts included herein are subject to change.

Note [J]: To record the elimination of the investment in Shanghai Yiju Assets Management Co., Ltd. (“Yiju”) accounted for using equity method of accounting by both the Company and Scepter, and to record the consolidation of Yiju. Yiju is an entity formed and jointly controlled by the Company and Scepter. Yiju will be wholly owned and consolidated by the Company upon the acquisition of Scepter.

Note [K]: To record the effects of the automatic conversion of all of convertible redeemable preferred shares (on a one-for-one basis) that are issued and outstanding into ordinary shares immediately upon completion of the offering.

Note [L]: To record the effects of the initial public offering at an initial public offering price of US$10.00 per ADS, after deducting the underwriting discounts and commissions and offering expenses payable by the Company, assuming the underwriters do not exercise the option to purchase additional ADSs.

3.         Pro Forma Shares

The pro forma basic and diluted earnings per share are based on the weighted average number of shares of the Company’s ordinary shares outstanding for the six months period ended June 30, 2015, plus the ordinary shares issued for the Scepter acquisition as shown in the following table:

Shares used in calculating basic earnings per share for the six months period ended June 30, 2015 on a pro forma basis:

Weighted average ordinary shares outstanding used in computing basic income per share for Jupai	61,244,980
Issuance of ordinary shares for the acquisition of Scepter	32,481,552
93,726,532

Shares used in calculating diluted income per share for the six months period ended June 30, 2015 on a pro forma basis:

Weighted average ordinary shares outstanding used in computing diluted income per share for Jupai	65,129,250
Issuance of ordinary shares for the acquisition of Scepter	32,481,552
97,610,802